Exhibit 99.3

METAL STORM LIMITED ACN 064 270 006

ASX: MST OTC: MTSXY
Metal Storm Funding Update
Brisbane, Australia — Monday, 17 October 2011: Metal Storm Limited.
Metal Storm Limited (the “Company” or “Metal Storm”) is pleased to announce that it has entered into an agreement with New York-based investment fund manager, The Lind Partners, LLC (“Lind”), manager of the Australian Special Opportunity Fund LP (“ASOF”). Investors led by ASOF intend to invest $1,000,000 into the Company for working capital and acquire approximately $13,000,000 of the Company’s existing secured convertible notes (the “Secured Notes”).
This is the first step in a broader strategic reorganisation and capital restructuring plan designed to provide the Company with current working capital, to reduce the Company’s total outstanding debt balance and to strengthen the Company’s balance sheet for future growth.
New Capital
A group of investors led by ASOF has committed, on completion of the Notes Purchase (see below), to invest $1,000,000 over several tranches in return for newly issued, unsecured convertible notes (“New Notes”).
The New Notes are convertible into ordinary shares (“Shares”) at a price based on the daily volume average prices (“VWAP”) of the Shares. The New Notes will not be listed on the ASX and will not pay interest. Further information on the New Notes and associated fees are in the attached annexure.
The final $200,000 tranche of the investment is subject to the receipt of shareholder approval for the issue of the New Notes.
Note Purchase
ASOF, in a separate but related transaction, has entered into an agreement to purchase existing Secured Notes with a face value of approximately $13,000,000 (“Note Purchase”). The Note Purchase is independent of the Company but it will enable ASOF, as holder of the Secured Notes, to assist the Company with a reorganisation of its capital structure.
Upon completing the Note Purchase and meeting certain other conditions, ASOF has stated that it intends to extend the maturity date of the convertible notes for three (3) years from the current date of maturity. The Company has agreed to seek approval from its noteholders and shareholders for this extension.
Lind’s Managing Director, Mr Jeff Easton, said, “The ASOF investment is strategic and aimed at delivering value for both ASOF and existing shareholders of Metal Storm. Metal Storm weapons systems are unique and the Company’s focus on non-lethal technologies places it in an ideal position to capitalise on the future demands of law enforcement and military agencies.”

Metal Storm Limited
ACN 064 270 006
As a part of the capital restructuring plan, the Company intends to undertake a rights issue for up to $6 million in the coming weeks. The pricing, ratio and final amount to be raised under the rights issue have yet to be determined.
Mr Easton said, “To support the rights issue, subject to its successful completion ASOF will forgive up to $4 million of its outstanding Secured Notes. This would mean that shareholders who participate in a successful rights issue would not only be contributing to the Company’s capital for product commercialisation, but would also be effectively reducing the Company’s convertible note debt.”
Metal Storm’s Board welcomes the participation of ASOF and endorses this transaction as it provides essential, immediate funding. The Board is of the opinion that an extension of the maturity date for three years, if approved by the note holders and ratified by the shareholders, will mean the Company will be able to more easily seek any further investment that may be needed, on better terms than might otherwise be the case. Under the agreement with ASOF, the Board has offered ASOF the right, but not the obligation, to appoint one board member to the Board of the Company.
The Company also advises that the subscription for $1 million announced on 1 September 2011 will not proceed.
More detail on the Lind Partners, the Australian Special Opportunity Fund and the transaction can be found in the attached annexure.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited
ACN 064 270 006
Annexure
About The Lind Partners, LLC
The Lind Partners, LLC is a New York-based alternative asset management company that selectively invests across a broad range of industries and economic environments, with a focus on event-driven opportunities.
Lind Partners LLC Contact — Ms Arlene Brownstein — + 1 646 395 3961
New Notes
In consideration for the $1,000,000 of new capital that the Investors lead by ASOF will be investing, the Company is issuing two types of New Notes.
For the first type of New Notes, the conversion price is the lower of:
•	the average of the five (5) daily VWAPs per Share selected by the investor in its sole discretion from the twenty (20) consecutive trading days ending on the date immediately prior to the date of the conversion notice, multiplied by 90% (in Australian dollars, rounded down to the four (4) decimal places); or

•	90% of the closing bid price for the Shares on the date immediately prior to the relevant Conversion Notice Date, rounded down to the four (4) decimal places.
For $100,000 of the New Notes the conversion price is the lower of:
•	$0.0025; or;
•	90% of the lowest of the five day VWAP per Shares in the 20 day period immediately prior to the conversion date.
In consideration of the total transaction, ASOF will also receive $350,000 in fees, which will be paid in Shares at a price of $0.003 per Share. The first tranche of the fee Shares is payable on execution of the agreement with ASOF.